

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 26, 2008

Mr. Daniel L Urness
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004

> **RE:** **Cavco Industries, Inc**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed May 22, 2007**
> **File #0-8822**

Dear Mr. Urness:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief